FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending August 10, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                            GlaxoSmithKline plc
                                                                   (Registrant)

Date: August 10, 2004                                    By: VICTORIA LLEWELLYN
                                                             ------------------
                                                             Victoria Llewellyn
                                                Authorised Signatory for and on
                                                  behalf of GlaxoSmithKline plc

                                  Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


9 August 2004      Abacus  Corporate  Trustee  Limited as trustee of
                   the   GlaxoSmithKline   (US)   Trust,   ("GSK  US
                   Trust"),   transferred  122  American  Depositary
                   Receipts in the Company to a participant in the GSK Performance Share Plan.


The Company was advised of this transaction on 10 August 2004.

The GSK US Trust is a grantor trust of which all employees or former employees of SmithKline Beecham Corporation and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Dr T Yamada are therefore interested in the shares held in the GSK US Trust from time to time in the same way as other employees or former employees of SmithKline Beecham Corporation and its subsidiaries.


S M Bicknell
Company Secretary

10 August 2004

                                     Director's Interests


I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


9 August 2004    The  Administrators  of the  SmithKline  Beecham  Employee
                 Benefit Trust ("the  Trust")  notified  the Company on 10
                 August 2004 that 514 Ordinary shares had been transferred from the Trust to a participant in the GlaxoSmithKline
                 Annual Investment Plan.




The Trust is a discretionary fund of which all non US employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, John Coombe is therefore interested in the shares held in the fund from time to time in the same way as other non US employees or former employees of GlaxoSmithKline plc and its subsidiaries.



S M Bicknell
Company Secretary

10 August 2004

                             GlaxoSmithKline plc

GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 17 May 2004 it purchased 750,000 of it's Ordinary shares of 25 pence each ("shares") on 9 August 2004 at a price of 1060.03 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 31,718,000 of it's shares in Treasury and has 5,902,323,254 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.


S M Bicknell
Company Secretary

10 August 2004

                               GlaxoSmithKline PLC


GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 17 May 2004 it purchased 950,000 of its Ordinary shares of 25 pence each ("shares") on 6 August 2004 at a price of 1076.8931 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 30,968,000 of its shares in Treasury and has 5,903,069,906 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

S M Bicknell
Company Secretary

10 August 2004

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc:

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 6 August 2004, that as a result of a movement in the fund on 5 August 2004, the number of Ordinary Share ADRs held by the fund had changed from 19,033,495 to 19,179,793 at an average price of $40.95.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Dr T Yamada are therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

10 August 2004